May 14, 1998

Securities and Exchange Commission
Washington, D.C. 20549

Dear Sir or Madam:

     We are writing pursuant to Item 304(a)(3) of Regulation S-K. We agree with the statements made in the Form 8-K filed by AeroCentury Corp. dated May 13, 1998. The resignation was not the result of an adverse opinion or disclaimer of an opinion or qualification or modification as to uncertainty, audit scope or accounting principles. At no time prior to our resignation did we have any disagreements with AeroCentury Corp. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. There were no occurrences of any reportable event listed in Item 304(a)(1)(A) through
(D) of Regulation S-K.



Very truly yours,


/s/ Vocker Kristofferson and Co.
--------------------------------
Vocker Kristofferson and Co.